

May 15, 2023

Haogang Yang
Chief Executive Officer
Global Mofy Metaverse Ltd
No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town
Gaobeidian Township, Chaoyang District, Beijing
People's Republic of China, 100000

> **Re: Global Mofy Metaverse Ltd**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed May 5, 2023**
> **File No. 333-268553**

Dear Haogang Yang:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form F-1 filed May 5, 2023

Cover Page

1.   Please disclose whether you have complied with your filing obligations under the trial measures as of the date of this prospectus.

   You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Yarona L. Yieh